                                                              Page 1 of 51 Pages


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*


                         TERRA NITROGEN COMPANY, L.P.
                         ----------------------------
                               (Name of Issuer)

           Senior Preference Units of Limited Partnership Interests
           --------------------------------------------------------
                        (Title of Class of Securities)

                                  881005 10 2
                                 --------------
                                 (CUSIP Number)


                                                       N. Jordan
                                                       Secretary
                             Ben L. Keisler            Minorco
George H. Valentine          Vice President            Taurus International S.A.
Corporate Secretary          Minorco (U.S.A.) Inc.     Taurus Investments S.A.
Terra Centre                 30 Rockefeller Plaza      9 Rue Sainte Zithe
600 Fourth Street            Suite 4212                Luxembourg City,
Sioux City, Iowa 51102-6000  New York, New York 10122  Luxembourg
(712) 277-1340               (212) 332-3633            (352) 404-1101
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                              September 23, 1996
                       -----------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page(s))

      -----------------------                                 ------------------
      CUSIP NO. 881005 10 2               13D                 Page 2 of 51 Pages
      -----------------------                                 ------------------

================================================================================
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Terra Nitrogen Corporation
      EIN: 72-1159610
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [_]
                                                                      (b) [x]
--------------------------------------------------------------------------------
 3    SEC USE ONLY


--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) OR 2(E)
                                                                          [_]
--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
     NUMBER OF     7   SOLE VOTING POWER

      SHARES           -0-
                   -------------------------------------------------------------
   BENEFICIALLY    8   SHARED VOTING POWER

     OWNED BY          6,000,000 (See Item 5)
                   -------------------------------------------------------------
       EACH        9   SOLE DISPOSITIVE POWER

     REPORTING         -0-
                   -------------------------------------------------------------
      PERSON       10  SHARED DISPOSITIVE POWER

       WITH            6,000,000 (See Item 5)
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    6,000,000 (See Item 5)
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

    CERTAIN SHARES*                                                       [_]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    44.0% (See Item 5)

--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    CO

================================================================================

    -----------------------                                   ------------------
    CUSIP NO. 881005 10 2               13D                   Page 3 of 51 Pages
    -----------------------                                   ------------------

===============================================================================
  1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Terra Capital, Inc. -- Due to direct ownership of 974,900
    Senior Preference Units and solely due to indirect
    ownership of 6,000,000 Senior Preference Units through its wholly owned subsidiary, Terra Nitrogen Corporation
    EIN: 42-1431650
-------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)[_]

                                                                        (b)[x]
-------------------------------------------------------------------------------
 3  SEC USE ONLY


-------------------------------------------------------------------------------
 4  SOURCE OF FUNDS*

    OO
-------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT

    TO ITEMS 2(D) or 2(E)                                                 [_]
-------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
-------------------------------------------------------------------------------
      NUMBER OF    7  SOLE VOTING POWER

       SHARES         -0-
                   ------------------------------------------------------------
    BENEFICIALLY   8  SHARED VOTING POWER

      OWNED BY        6,974,900 (See Item 5)
                   ------------------------------------------------------------
        EACH       9  SOLE DISPOSITIVE POWER

      REPORTING       -0-
                   ------------------------------------------------------------
       PERSON      10 SHARED DISPOSITIVE POWER

        WITH          6,974,900(See Item 5)
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    6,974,900(See Item 5)
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                          [_]
-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    51.1% (See Item 5)
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    CO

===============================================================================

      -----------------------                                 ------------------
      CUSIP NO.881005 10 2                13D                 Page 4 of 51 Pages
      -----------------------                                 ------------------

===============================================================================
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Terra Capital Holdings, Inc. -- Solely due to indirect
      ownership through its wholly owned subsidiary, Terra
      Capital, Inc.
      EIN: 42-1431905
-------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)[_]
                                                                       (b)[x]
-------------------------------------------------------------------------------
 3    SEC USE ONLY

-------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      OO
-------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT

      TO ITEMS 2(D) or 2(E)                                               [_]
-------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
-------------------------------------------------------------------------------
    NUMBER OF      7   SOLE VOTING POWER

     SHARES            -0-
                   ------------------------------------------------------------
   BENEFICIALLY    8   SHARED VOTING POWER

     OWNED BY          6,974,900 (See Item 5)
                   ------------------------------------------------------------
       EACH        9   SOLE DISPOSITIVE POWER

     REPORTING         -0-
                   -------------------------------------------------------------
      PERSON       10  SHARED DISPOSITIVE POWER

       WITH            6,974,900 (See Item 5)
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    6,974,900(See Item 5)
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                          [_]
-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    51.1% (See Item 5)
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    CO

===============================================================================

      -----------------------                                 ------------------
      CUSIP NO. 881005 10 2                 13D               Page 5 of 51 Pages
      -----------------------                                 ------------------

===============================================================================
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Terra Industries Inc. -- Solely due to indirect ownership through its wholly owned subsidiary, Terra Capital Holdings, Inc.
      EIN: 52-1145429
-------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [_]
                                                                       (b) [x]
-------------------------------------------------------------------------------
 3    SEC USE ONLY

-------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      OO
-------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT

      TO ITEMS 2(D) or 2(E)                                                [_]
 -------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Maryland
-------------------------------------------------------------------------------
     NUMBER OF     7  SOLE VOTING POWER

      SHARES          -0-
                   ------------------------------------------------------------
   BENEFICIALLY    8  SHARED VOTING POWER

     OWNED BY         6,974,900(See Item 5)
                   ------------------------------------------------------------
       EACH        9  SOLE DISPOSITIVE POWER

     REPORTING        -0-
                   -------------------------------------------------------------
      PERSON       10 SHARED DISPOSITIVE POWER

       WITH           6,974,900(See Item 5)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      6,974,900(See Item 5)
-------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                          [_]
-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      51.1% (See Item 5)
-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
===============================================================================

      -----------------------                                 ------------------
      CUSIP NO. 881005 10 2               13D                 Page 6 of 51 Pages
      -----------------------                                 ------------------

===============================================================================
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Taurus Investments S.A. -- Solely due to indirect ownership through its ownership of 7.16% of the common stock of Terra
      Industries Inc.
-------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [_]
                                                                       (b) [x]
-------------------------------------------------------------------------------
 3    SEC USE ONLY

-------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      OO
-------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E)                                               [_]

-------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Luxembourg
-------------------------------------------------------------------------------
     NUMBER OF     7  SOLE VOTING POWER

      SHARES          -0-
                   ------------------------------------------------------------
   BENEFICIALLY    8  SHARED VOTING POWER

     OWNED BY         6,974,900 (See Item 5)
                   ------------------------------------------------------------
       EACH        9  SOLE DISPOSITIVE POWER

    REPORTING         -0-
                   -------------------------------------------------------------
      PERSON       10 SHARED DISPOSITIVE POWER

       WITH           6,974,900 (See Item 5)
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    6,974,900 (See Item 5)
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                          [_]
-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    51.1% (See Item 5)
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    CO
===============================================================================

      -----------------------                                 ------------------
      CUSIP NO. 881005 10 2                13D                Page 7 of 51 Pages
      -----------------------                                 ------------------

===============================================================================
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Taurus International S.A. -- Solely due to indirect ownership through its ownership of 49.29% of the common stock of Terra
      Industries Inc.
-------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [_]
                                                                      (b) [x]
-------------------------------------------------------------------------------
 3    SEC USE ONLY

-------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      OO
-------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E)                                               [_]
-------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Luxembourg
-------------------------------------------------------------------------------

     NUMBER OF     7  SOLE VOTING POWER

      SHARES          -0-
                   ------------------------------------------------------------
   BENEFICIALLY    8  SHARED VOTING POWER

     OWNED BY         6,974,900 (See Item 5)
                   ------------------------------------------------------------
       EACH        9  SOLE DISPOSITIVE POWER

    REPORTING         -0-
                   -------------------------------------------------------------
      PERSON       10 SHARED DISPOSITIVE POWER

       WITH           6,974,900 (See Item 5)
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    6,974,900 (See Item 5)
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                          [_]
-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    51.1% (See Item 5)
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    CO

===============================================================================

      -----------------------                                 ------------------
      CUSIP NO. 881005 10 2               13D                 Page 8 of 51 Pages
      -----------------------                                 ------------------

===============================================================================
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Minorco -- Solely due to indirect ownership through its wholly owned subsidiaries, Taurus International S.A. and Taurus
      Investments S.A.
-------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [_]
                                                                      (b) [x]
-------------------------------------------------------------------------------
 3    SEC USE ONLY


-------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      OO
-------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) OR 2(E)                                               [_]
-------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Luxembourg
-------------------------------------------------------------------------------

     NUMBER OF     7    SOLE VOTING POWER

      SHARES            -0-
                   ------------------------------------------------------------
    BENEFICIALLY   8    SHARED VOTING POWER

     OWNED BY           6,974,900 (See Item 5)
                   ------------------------------------------------------------
      EACH         9    SOLE DISPOSITIVE POWER

    REPORTING           -0-
                   -------------------------------------------------------------
     PERSON        10   SHARED DISPOSITIVE POWER

      WITH              6,974,900 (See Item 5)
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      6,974,900 (See Item 5)

-------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                          [_]
-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      51.1% (See Item 5)
-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO

===============================================================================

-----------------------                                       ------------------
CUSIP NO. 881005 10 2               13D                       Page 9 of 51 Pages
-----------------------                                       ------------------

===============================================================================
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Minorco (U.S.A.) Inc.
      EIN: 84-1137980
-------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [_]
                                                                      (b) [_]
-------------------------------------------------------------------------------
 3    SEC USE ONLY


-------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


-------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) OR 2(E)                                               [_]

-------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Colorado
-------------------------------------------------------------------------------
     NUMBER OF     7   SOLE VOTING POWER

      SHARES           -0-
                   ------------------------------------------------------------
   BENEFICIALLY    8   SHARED VOTING POWER

     OWNED BY          -0- (See Item 5)
                   ------------------------------------------------------------
       EACH        9   SOLE DISPOSITIVE POWER

    REPORTING          -0-
                   -------------------------------------------------------------
      PERSON       10  SHARED DISPOSITIVE POWER

       WITH            -0- (See Item 5)
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      -0- (See Item 5)
-------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                          [_]
-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.0% (See Item 5)
-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO

===============================================================================

                                                             Page 10 of 51 Pages

Item 1.  Security and Issuer.
         -------------------

     This statement relates to Senior Preference Units of limited partnership interests (the "Senior Units") of Terra Nitrogen Company, L.P., a Delaware limited partnership ("TNCLP"), which has its principal executive offices at 5100 East Skelly Drive, Suite 800, Tulsa, Oklahoma 74135.

Item 2.  Identity and Background.
         -----------------------

     (a) This Statement is being jointly filed by each of the following persons pursuant to Rule 13d-(1)(f) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Act"): (i) Terra Nitrogen Corporation, a Delaware Corporation ("TNC"), by virtue of its direct beneficial ownership of Senior Units; (ii) Terra Capital, Inc., a Delaware corporation ("Terra Capital"), by virtue of its direct beneficial ownership of Senior Units and by virtue of its ownership of all the outstanding common stock of TNC; (iii) Terra Capital Holdings, Inc., a Delaware corporation ("Terra Holdings"), by virtue of its ownership of all the outstanding common stock of Terra Capital; (iv) Terra Industries Inc., a Maryland corporation ("Terra"), by virtue of its ownership of all the outstanding common stock of Terra Holdings; (v) Minorco (U.S.A.) Inc., a Colorado corporation ("Minorco USA"), by virtue of its former ownership of 37,160,725 shares of the outstanding common stock of Terra; (vi) Taurus Investments S.A., a company incorporated under the laws of Luxembourg ("Taurus Investments"), by virtue of its ownership of 7.16% of the outstanding common stock of Terra; (vii) Taurus International S.A., a company incorporated under the laws of Luxembourg ("Taurus International"), by virtue of its direct ownership of 49.29% of the outstanding common stock of Terra and its ownership of all the outstanding common stock of Taurus Investments; and (viii) Minorco, a company incorporated under the laws of Luxembourg ("Minorco"), by virtue of its ownership of all the outstanding common stock of each of Minorco USA, Taurus International and Taurus Investments (Terra Capital, Terra Holdings, Terra, Minorco USA, Taurus International, Taurus Investments and Minorco are collectively referred to herein as the "Reporting Persons"). Certain information required by this Item 2 concerning the directors and executive officers of the Reporting Persons, each person in control of each Reporting Person and the directors and executive officers of the person ultimately in control of the Reporting Persons is set forth on Annex A attached hereto, which is incorporated herein by reference.

     The Reporting Persons may be deemed to constitute a "group" for purposes of
Section 13(d)(3) of the Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Statement.

     (b) The address of the principal business and principal office of TNC is 5100 East Skelly Drive, Suite 800, Tulsa, Oklahoma 74135. The address of the principal business and principal office of each of Terra Capital, Terra Holdings and Terra is Terra Centre, 600 Fourth Street, P.O. Box 6000, Sioux City, Iowa 51102-6000. The address of the principal business and principal office of Minorco USA is 30 Rockefeller Plaza, Suite 4212, New York, New York 10112. The address of the principal business and principal office of each of Taurus International, Taurus Investments and Minorco is 9 rue Sainte Zithe, L-2763 Luxembourg City, Grand Duchy of Luxembourg.

     (c) TNC is the General Partner of TNCLP. Terra Capital is primarily a holding company which holds the stock of significant operating subsidiaries of Terra other than Terra Holdings. Terra Holdings is a holding company which holds the stock of Terra Capital. Terra is a holding company which holds the stock of Terra Holdings and certain other subsidiaries. Minorco USA is involved in mining and natural resource-related activities in North America. Taurus International and Taurus Investments are holding companies which hold the stock of certain subsidiaries of Minorco. Minorco is an international natural resources company with operations in gold, base metals, industrial minerals, paper and packaging and agribusiness.

                                                             Page 11 of 51 Pages

     (d) During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons named in Annex A to this Statement, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons named in Annex A to this Statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Except as otherwise indicated on Annex A, all persons named in Annex A to this Statement are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

     On March 27, 1995, Terra offered to acquire by merger all of the outstanding Senior Units of TNCLP for $30.00 per Senior Unit (less the amount of any distributions declared per Senior Unit in excess of $0.66 per Senior Unit for the quarter ended March 31, 1995). Terra and an independent committee of the Board of Directors of TNC, the general partner of TNCLP and a wholly owned subsidiary of Terra Capital (TNC is sometimes hereinafter referred to as the "General Partner"), designated to represent the holders of the Senior Units were unable to reach an agreement on price and, on May 11, 1995, Terra withdrew its offer.

     On May 11, 1995, the Board of Directors of Terra approved an open market purchase program pursuant to which Terra and its subsidiaries could purchase up to five million Senior Units from time to time at prices and in quantities determined by Terra's management. On June 22, 1995, Terra sold $200,000,000 principal amount of its 10 1/2% Senior Notes due 2005 (the "Offering"). The net proceeds of the Offering were available to finance purchases of Senior Units through December 31, 1995. Under the terms of Terra's bank credit agreement (the "Credit Agreement"), on or prior to December 31, 1995, Terra must apply the net proceeds of the Offering less the amount, if any, used to purchase Senior Units to reduce term loans under the Credit Agreement. On September 1, 1995 Terra applied the net proceeds of the Offering less the amount used to purchase Senior Units to reduce such term loans consistent with Terra's announcement in early August 1995. Any further purchases of Senior Units in the open market will be financed with available cash or other financing which might be available (see Item 4).

     As of September 23, 1996, Terra Capital has acquired 974,900 Senior Units for an aggregate purchase price of $29,014,512.50 plus commissions and expenses. The source of the funds used to make the above referenced purchases were the net proceeds of the Offering. Certain information concerning the transactions pursuant to which Terra Capital acquired Senior Units is set forth on Annex B attached hereto, which is incorporated herein by reference.

     Pursuant to TNCLP's Agreement of Limited Partnership, the 6,000,000 outstanding junior preference units of TNCLP limited partnership interests ("Junior Units") automatically converted into 6,000,000 Senior Units on December 31, 1995. TNC owned all of the Junior Units on the date of conversion to Senior Units.

Item 4.  Purpose of Transaction.
         ----------------------

     Terra Capital acquired the Senior Units in connection with Terra's open market purchase plan (see Item 3). As of the date hereof, Terra Capital is the direct beneficial owner of 974,900 Senior Units (see Item 5). Depending on market conditions and other factors, including availability of funds, alternative uses of funds and general economic conditions, Terra and its subsidiaries may from time to time purchase

                                                             Page 12 of 51 Pages

additional securities of TNCLP pursuant to open market purchases, merger, tender offer or otherwise or dispose of all or a portion of its investment in TNCLP.

     All of the Junior Units automatically converted into Senior Units on December 31, 1995 (see Item 3). As of the date hereof, TNC is the direct beneficial owner of 6,000,000 Senior Units as a result of such conversion. TNC does not beneficially own any other Senior Units. Pursuant to TNCLP's Agreement of Limited Partnership, all of the Senior Units will be convertible into common units of TNCLP limited partnership interests ("Common Units") no sooner than December 31, 1996. If Senior Units are converted, TNCLP's Agreement of Limited Partnership provides that TNCLP must attempt to list the Common Units on either the American Stock Exchange or the New York Stock Exchange. Furthermore, if substantially all of the Senior Units are converted, the Senior Units will be delisted from the New York Stock Exchange and TNCLP will no longer be subject to the reporting requirements of the Securities Exchange Act of 1934 with respect to the Senior Units. TNC owns all of the outstanding 5,172,414 Common Units. TNCLP's Agreement of Limited Partnership also provides that TNCLP has the right to redeem outstanding Senior Units after December 31, 1995 if Terra has acquired approximately 4,300,000 Senior Units of the 7,636,364 Senior Units which were outstanding prior to the conversion of Junior Units and after March 31, 1997 if Terra has acquired approximately 2,900,000 Senior Units of the 7,636,364 Senior Units which were outstanding prior to the conversion of Junior Units. Although Terra reserves the right to consider in the future whether to acquire all of the Senior Units, it does not have any present plan or intention of doing so.

     Under the terms of TNCLP's Agreement of Limited Partnership, TNC, as the General Partner, has exclusive authority to manage the business and operations of TNCLP. As sole stockholder of TNC, Terra has the power to elect the TNC board of directors and therefore may be deemed to effectively control the management of TNC. Although Terra may change the directors and management of TNC in the future, it does not have any present intention or plan of doing so.

     Except as described in Item 3 or this Item 4, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of the persons named in Annex A to this Statement, has formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of TNCLP, or the disposition of securities of TNCLP; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving TNCLP or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of TNCLP or any of its subsidiaries; (d) any change in the present Board of Directors or management of the General Partner, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or distribution policy of TNCLP; (f) any other material change in TNCLP's business or corporate structure; (g) any changes in TNCLP's Certificate of Limited Partnership or Agreement of Limited Partnership or other actions which may impede the acquisition of control of TNCLP by any person; (h) causing a class of securities of TNCLP to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) causing a class of equity securities of TNCLP to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

     (a) TNC is the beneficial owner of 6,000,000 Senior Units, which in the aggregate represents approximately 44.0% of the outstanding Senior Units. Terra Capital is the direct beneficial owner of 974,900 Senior Units and, by virtue of its ownership of all the outstanding common stock of TNC, may be deemed to possess indirect beneficial ownership of the Senior Units beneficially owned by TNC, which in the aggregate represents approximately 51.1% of the outstanding Senior Units. The percentage calculated in this Item 5 is based upon 13,636,364 Senior Units outstanding as of August 1, 1996, as disclosed in TNCLP's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1996.

                                                             Page 13 of 51 Pages

     By virtue of its ownership of all the outstanding common stock of Terra Capital, Terra Holdings may be deemed to possess indirect beneficial ownership of the Senior Units beneficially owned by TNC and Terra Capital. By virtue of its ownership of all the outstanding common stock of Terra Holdings, Terra may be deemed to possess indirect beneficial ownership of the Senior Units beneficially owned by TNC and Terra Capital. By virtue of its ownership of all the outstanding common stock of each of Taurus International and Taurus Investments (which own 49.29% and 7.16% of Terra's common stock, respectively), Minorco may be deemed to possess indirect beneficial ownership of the Senior Units beneficially owned by TNC and Terra Capital. The filing of this Statement shall not be construed as an admission by any Reporting Person that, for the purpose of Section 13(d) or 13(g) of the Act, such Reporting Person is the beneficial owner of any securities covered by this Statement other than securities owned of record by such Reporting Person.

     Except as indicated in this Item 5 or as set forth below, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons named in Annex A to this Statement owns beneficially, or has any right to acquire, directly or indirectly, any Senior Units. Certain of the persons named in Annex A to this Statement beneficially own Senior Units in the amounts set forth next to their names in Annex A.

     (b) TNC has the power to vote or direct the vote and the power to dispose of or direct the disposition of the 6,000,000 Senior Units beneficially owned by TNC. Terra Capital has the power to vote or direct the vote and the power to dispose of or direct the disposition of the 974,900 Senior Units beneficially owned by Terra Capital.

     By virtue of its ownership of all the outstanding common stock of TNC, Terra Capital may be deemed to possess indirect beneficial ownership of the Senior Units beneficially owned by TNC and may be deemed to possess the power to vote or direct the vote and the power to dispose of or direct the disposition of the Senior Units beneficially owned by TNC. By virtue of its ownership of all the outstanding common stock of Terra Capital, Terra Holdings may be deemed to possess indirect beneficial ownership of the Senior Units beneficially owned by TNC and Terra Capital and may be deemed to possess the power to vote or direct the vote and the power to dispose of or direct the disposition of the Senior Units beneficially owned by TNC and Terra Capital. By virtue of its ownership of all the outstanding common stock of Terra Holdings, Terra may be deemed to possess indirect beneficial ownership of the Senior Units beneficially owned by TNC and Terra Capital and may be deemed to possess the power to vote or direct the vote and the power to dispose of or direct the disposition of the Senior Units beneficially owned by TNC and Terra Capital. By virtue of its ownership of all the outstanding capital stock of Taurus International and Taurus Investments (which own 49.29% and 7.16% of Terra's common stock, respectively), Minorco may be deemed to possess indirect beneficial ownership of the Senior Units beneficially owned by TNC and Terra Capital and may be deemed to possess the power to vote or direct the vote and the power to dispose of or direct the disposition of the Senior Units beneficially owned by TNC and Terra Capital.
The filing of this Statement shall not be construed as an admission by any Reporting Person that, for the purpose of Section 13(d) or 13(g) of the Act, such Reporting Person is the beneficial owner of any securities covered by this Statement other than securities owned of record by such Reporting Person.

     (c) Except as indicated in Item 3 above, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons named in Annex A to this Statement, has effected a transaction in Senior Units during the past 60 days.

     (d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the Senior Units beneficially owned by TNC and Terra Capital.

                                                             Page 14 of 51 Pages

     (e) On September 23, 1996, Minorco USA sold 37,160,725 shares of Terra common stock to Minorco, which transferred such shares to Taurus International. As a result of such transaction, Minorco USA ceased to be the beneficial owner of more than five percent of the outstanding Senior Units.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
         ----------------------------------------------------------------------

     Except as otherwise set forth in this Statement, to the best knowledge of the Reporting Persons, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among the persons named in Item 2 or between such persons and any other person with respect to any securities of TNCLP, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

               Exhibit A -- Agreement Re Joint Filing of Schedule 13D

                                                             Page 15 of 51 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  October 1, 1996


                                       TERRA NITROGEN CORPORATION

                                       By   /s/ George H. Valentine

                                       Its  Vice President and General Counsel

                                                             Page 16 of 51 Pages


                                   SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  October 1, 1996


                                       TERRA CAPITAL, INC.

                                       By   /s/ George H. Valentine

                                       Its  Vice President and Corporate
                                            Secretary

                                                             Page 17 of 51 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  October 1, 1996


                                       TERRA CAPITAL HOLDINGS, INC.

                                       By   /s/ George H. Valentine

                                       Its  Vice President and Corporate
                                            Secretary

                                                             Page 18 of 51 Pages


                                   SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  October 1, 1996


                                       TERRA INDUSTRIES INC.

                                       By   /s/ George H. Valentine

                                       Its  Senior Vice President, General
                                              Counsel and Corporate Secretary

                                                             Page 19 of 51 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  October 1, 1996


                                       MINORCO (U.S.A.) INC.

                                       By   /s/ Ben Keisler

                                       Its  Vice President, General Counsel and
                                            Secretary

                                                             Page 20 of 51 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  October 1, 1996


                                       TAURUS INVESTMENTS S.A.

                                       By  /s/ Nick Jordon

                                       Its  Secretary

                                                             Page 21 of 51 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  October 1, 1996


                                       TAURUS INTERNATIONAL S.A.

                                       By  /s/ Nick Jordon

                                       Its  Secretary

                                                             Page 22 of 51 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  October 1, 1996


                                       MINORCO

                                       By  /s/ Nick Jordon

                                       Its   Secretary

                                                             Page 23 of 51 Pages

ANNEX A

I. The following table sets forth certain information concerning each of the Directors and Officers of TNC.

Name:                    Lawrence S. Hlobik (Director, President)
Citizenship:             United States of America
Business Address:        5100 E. Skelly Drive, Suite 800
                         Tulsa, Oklahoma  74135-6565
Principal Occupation:    Director, Chairman of the Board of Directors, President
                         TNC

Name:                    Francis G. Meyer (Director, Vice President)
Citizenship:             United States of America
Business Address:        Terra Centre, 600 Fourth Street, P.O. Box 6000
                         Sioux City, Iowa  51102-6000
Principal Occupation:    Senior Vice President and Chief Financial Officer,
                         Terra

Name:                    George H. Valentine (Director, Vice President and
                         General Counsel)
Citizenship:             United States of America
Business Address:        Terra Centre, 600 Fourth Street, P.O. Box 6000
                         Sioux City, Iowa  51102-6000
Principal Occupation:    Senior Vice President, General Counsel and Corporate
                         Secretary, Terra

Name:                    Robert E. Thompson (Vice President)
Citizenship:             United States of America
Business Address:        Terra Centre, 600 Fourth Street, P.O. Box 6000
                         Sioux City, Iowa  51102-6000
Principal Occupation:    Vice President, Controller, Terra

Name:                    W. Mark Rosenbury (Director)
Citizenship:             United States of America
Business Address:        Terra Centre, 600 Fourth Street, P.O. Box 6000
                         Sioux City, Iowa  51102-6000
Principal Occupation:    Vice President, Business Development and Strategic
                         Planning, Terra

Name:                    Michael L. Bennett (Director)
Citizenship:             United States of America
Business Address:        Terra Centre, 600 Fourth Street, P.O. Box 6000
                         Sioux City, Iowa  51102-6000
Principal Occupation:    Senior Vice President, Terra and President, Terra
                         Distribution Division

                                                             Page 24 of 51 Pages

Name:                    Thomas Buck (Director)
Citizenship:             United States of America
Business Address:        55500 Country Club
                         South Bend, Indiana  46619
Principal Occupation:    Partner (retired) Price Waterhouse LLP

Name:                    Robert W. Todd (Director)
Citizenship:             United States of America
Business Address:        1013 A Buckingham Drive
                         Lakehurst, New Jersey  08733
Principal Occupation:    Vice President, Chemical Industry Services (retired)
                         Citibank N.A.

Name:                    Steven A. Savage (Senior Vice President, Manufacturing)
                         Beneficially owns 4,000 Senior Units
Citizenship:             United States of America
Business Address:        5100 E. Skelly Drive, Suite 800
                         Tulsa, Oklahoma  74135-6565
Principal Occupation:    Senior Vice President, Manufacturing, TNC

Name:                    H. Mike Drissell (Vice President, Sales)
Citizenship:             United States of America
Business Address:        5100 E. Skelly Drive, Suite 800
                         Tulsa, Oklahoma  74135-6565
Principal Occupation:    Vice President, Sales, TNC

Name:                    Erik L. Slockers (Vice President, Controller &
                         Assistant Secretary)
                         Beneficially owns 1,800 Senior Units
Citizenship:             United States of America
Business Address:        5100 E. Skelly Drive, Suite 800
                         Tulsa, Oklahoma  74135-6565
Principal Occupation:    Vice President, Controller & Assistant Secretary,
                         TNC

Name:                    Charles J. Pero (Vice President, Human Resources)
                         Beneficially owns 750 Senior Units
Citizenship:             United States of America
Business Address:        5100 E. Skelly Drive, Suite 800
                         Tulsa, Oklahoma  74135-6565
Principal Occupation:    Vice President, Human Resources, TNC

Name:                    Scott C. Shelton (Vice President, Energy)
Citizenship:             United States of America
Business Address:        5100 E. Skelly Drive, Suite 800
                         Tulsa, Oklahoma  74135-6565
Principal Occupation:    Vice President, Energy, TNC

                                                             Page 25 of 51 Pages

II. The following table sets forth certain information concerning each of the Directors and Officers of Terra Capital.

          The following list sets forth the names of certain Directors and Officers of Terra Capital and the sections of this Annex A in which other information concerning them is set out, to which sections reference is hereby made:

Francis G. Meyer         (Director, Vice President        SECTION I
                          and Treasurer)
George H. Valentine      (Director, Vice President        SECTION I
                          and Corporate Secretary)
Robert E. Thompson       (Vice President)                 SECTION I

Name:                    Burton M. Joyce (Director, President)
Citizenship:             United States of America
Business Address:        Terra Centre, 600 Fourth Street, P.O. Box 6000
                         Sioux City, Iowa  51102-6000
Principal Occupation:    Director, President, Chief Executive Officer, Terra

                                                             Page 26 of 51 Pages

III. The following table sets forth certain information concerning each of the Directors and Officers of Terra Holdings.

      The following list sets forth the names of certain Directors and Officers of Terra Holdings and the sections of this Annex A in which other information concerning them is set out, to which sections reference is hereby made:

Burton M. Joyce          (Director, President)       SECTION II
Francis G. Meyer         (Director, Vice President   SECTION I
                          and Treasurer)
George H. Valentine      (Director, Vice President   SECTION I
                          and Corporate Secretary)

                                                             Page 27 of 51 Pages

IV. The following table sets forth certain information concerning each of the Directors and Officers of Terra.

     The following list sets forth the names of certain Directors and Officers of Terra and the sections of this Annex A in which other information concerning them is set out, to which sections reference is hereby made:

Michael L. Bennett       (Senior Vice President)            SECTION I
Lawrence S. Hlobik       (Senior Vice President)            SECTION I
Burton M. Joyce          (Director, President and           SECTION II
                          Chief Executive Officer)
Francis G. Meyer         (Senior Vice President and         SECTION I
                          Chief Financial Officer)
W. Mark Rosenbury        (Director, Vice President,         SECTION I
                         Business Development and
                         Strategic Planning)
Robert E. Thompson       (Vice President, Controller)       SECTION I
George H. Valentine      (Senior Vice President, General    SECTION I
                          Counsel and Corporate Secretary)

Name:                    William R. Loomis, Jr. (Chairman and Director)
Citizenship:             United States of America
Business Address:        30 Rockefeller Center
                         New York, New York  10020
Principal Occupation:    Managing Director, Lazard Freres & Co. LLC

Name:                    Edward G. Beimfohr (Director)
Citizenship:             United States of America
Business Address:        320 Park Avenue
                         New York, New York  10022-6815
Principal Occupation:    Partner, Lane & Mittendorf (Law Firm)
                         Director, Minorco

Name:                    Carol L. Brookins (Director)
Citizenship:             United States of America
Business Address:        1150 18th Street, N.W., Suite 275
                         Washington, D.C.  20036
Principal Occupation:    Founder, Chairman and Chief Executive Officer,
                         World Perspectives, Incorporated

                                                             Page 28 of 51 Pages

Name:                    Edward M. Carson (Director)
Citizenship:             United States of America
Business Address:        707 Wilshire Boulevard, 7th Floor, MAC 2818-078
                         Los Angeles, CA  90071
Principal Occupation:    Retired Chairman and Chief Executive Officer, First
                         Interstate Bancorp

Name:                    David E. Fisher (Director)
Citizenship:             British
Business Address:        9 rue Sainte Zithe
                         L-2763 Luxembourg City, Luxembourg
Principal Occupation:    Finance Director, Minorco

Name:                    Basil T.A. Hone (Director)
Citizenship:             British
Business Address:        18 King Street
                         Oldwick, New Jersey  08858
Principal Occupation:    Retired Vice President, Metal Division of Union Carbide
                         Corporation

Name:                    Anthony W. Lea (Director)
Citizenship:             South African
Business Address:        40 Holborn Viaduct
                         London, England EC1N 2PQ
Principal Occupation:    Executive Director, Minorco

Name:                    Henry R. Slack (Director)
Citizenship:             United States of America
Business Address:        40 Holborn Viaduct
                         London, England EC1N 2PQ
Principal Occupation:    President and Chief Executive, Minorco

Name:                    John R. Norton III (Director)
Citizenship:             United States of America
Business Address:        3200 East Camelback Road, Suite 389
                         Phoenix, Arizona  85018-2328
Principal Occupation:    Chairman and Chief Executive Officer, J. R. Norton
                         Company

                                                             Page 29 of 51 Pages

Name:                    John S. Burchfield (Vice President, Human Resources)
Citizenship:             United States of America
Business Address:        Terra Centre, 600 Fourth Street, P.O. Box 6000
                         Sioux City, Iowa  51102-6000
Principal Occupation:    Vice President, Human Resources, Terra

Name:                    Paula C. Norton (Vice President, Corporate and Investor
                         Relations)
Citizenship:             United States of America
Business Address:        Terra Centre, 600 Fourth Street, P.O. Box 6000
                         Sioux City, Iowa  51102-6000
Principal Occupation:    Vice President, Corporate and Investor Relations

                                                             Page 30 of 51 Pages

V.  Information with Respect to Persons in Control of Reporting Persons

     The capital stock of Minorco is owned in part as follows: approximately 45.6%, directly or through subsidiaries, by Anglo American Corporation of South Africa Limited ("AAC" or "Anglo American") which is a publicly held mining and finance company and approximately 22.5%, directly or through subsidiaries, by De Beers Centenary AG ("Centenary"), a publicly held Swiss diamond mining and investment company. Approximately 38.4% of the capital stock of Anglo American is owned, directly or through subsidiaries, by De Beers Consolidated Mines Limited ("De Beers"), a publicly held diamond mining and investment company. Approximately 29.4% of the capital stock of Centenary and approximately 32.5% of the capital stock of De Beers is owned, directly or through subsidiaries, by Anglo American. De Beers owns approximately 9.5% of Centenary. The address of the principal business and principal office of AAC is 44 Main Street, Johannesburg, South Africa. The address of the principal business and principal office of Centenary is Langensandstrasse, CH 6000, Lucerne, Switzerland. The address of the principal business and principal office of De Beers is 36 Stockdale Street, Kimberley 8301, South Africa.

     Mr. Nicholas F. Oppenheimer, Deputy Chairman and a director of Anglo American, Centenary and De Beers and a director of Minorco, and Mr. Henry R. Slack, a director of Terra and Minorco U.S.A., Chief Executive, President and a director of Minorco and a director of Anglo American, have indirect partial interests in approximately 7% of the outstanding shares of Minorco and approximately 8% of the outstanding shares of Anglo American. Also, Messrs. Basil T.A. Hone and Reuben F. Richards beneficially own respectively 3,350 and 1,000 Minorco Ordinary Shares, and Mr. Hone beneficially owns 1,000 Anglo American Ordinary Shares, each constituting less than one percent of the outstanding shares of the respective issuers.

                                                             Page 31 of 51 Pages

VI. The following table sets forth certain information concerning each of the Directors and other Officers of Minorco USA.

The following list sets forth the names of certain Directors and Executive Officers of Minorco USA and the sections of this Annex "A" in which other information concerning them is set out, to which sections reference is hereby made:

E. G. BEIMFOHR                (Director)                SECTION IV
D. E. FISHER                  (Director)                SECTION IV
A. W. LEA                     (Director)                SECTION IV
W. R. LOOMIS                  (Director, Chairman)      SECTION IV
H. R. SLACK                   (Director)                SECTION IV


Name:                              J. J. Ellis (Director and Vice President)
Citizenship:                       Canada
Business Address:                  1053 Idaho Street
                                   Elko, Nevada 89801
Principal Occupation:              Chairman and Chief Executive Officer,
                                   Independence Mining Company Inc. (Gold
                                   mining)

Name:                              B. L. Keisler (Director, Vice President,
                                   General Counsel and Secretary)
Citizenship:                       United States of America
Business Address:                  30 Rockefeller Plaza, Suite 4212
                                   New York, New York 10112
Principal Occupation:              Director, Vice President, General Counsel
                                   and Secretary, Minorco USA

Name:                              M. B. Smith (Treasurer and Group Controller)
Citizenship:                       United States of America
Business Address:                  30 Rockefeller Plaza, Suite 4212
                                   New York, New York 10112
Principal Occupation:              Treasurer and Group Controller, Minorco USA

Name:                              G. J. Leinsdorf (Vice President)
Citizenship:                       United States of America
Business Address:                  250 Park Avenue, 19th Floor
                                   New York, New York 10177
Principal Occupation:              Director and President, Minorco (U.S.A.)
                                   Marketing Corporation (Metal sales), Vice
                                   President, Marketing, Minorco USA

                                                             Page 32 of 51 Pages


VII. The following table sets forth certain information concerning each of the Directors and other Officers of Minorco.

The following list sets forth the names of certain Directors and Executive Officers of Minorco and the sections of this Annex "A" in which other information concerning them is set out, to which sections reference is hereby made:

E. G. BEIMFOHR                (Director)                          SECTION IV
D. E. FISHER                  (Finance Director)                  SECTION IV
A. W. LEA                     (Executive Director)                SECTION IV
W. R. LOOMIS                  (Executive Director)                SECTION IV
H. R SLACK                    (Director, President and
                              Chief Executive Officer)            SECTION IV

Name:                         J. Ogilvie Thompson (Director and Chairman)
Citizenship:                  South African
Business Address:             44 Main Street, Johannesburg, 2001,
                              Republic of South Africa
Principal Occupation:         Chairman, Minorco, De Beers Consolidated Mines
                              Limited ("DeBeers"), De Beers Centenary AG
                              ("Centenary"), Executive Director and Chairman,
                              Anglo American Corporation of South Africa Limited
                              ("AAC") , Director, Anglo American Gold Investment
                              Company Limited ("Amgold") (gold investment company)

Name:                         J. R. de Aragao Bozano (Director)
Citizenship:                  Brazilian
Business Address:             Banco Bozano Simonsen S. A., 138
                              Avenida Rio Branco, Rio de Janeiro, Brazil
Principal Occupation:         Chairman of the Board, Banco Bozano Simonsen de
                              Investimento S. A. (Merchant bank) and Chairman of the Board, Cia. Bozano Simonsen Comercio e
                              Industria S. A. (Commercial Bank)

Name:                         P. C. D. Burnell (Director)
Citizenship:                  British
Business Address:             40 Holborn Viaduct
                              London, England EC1N 2PQ
Principal Occupation:         Executive Director, Minorco

                                                             Page 33 of 51 Pages

Name:                         C. A. Crocker (Director)
Citizenship:                  United States of America
Business Address:             Georgetown University
                              School of Foreign Service
                              Intercultural Centre
                              Room 813
                              Washington D.C. 20057
Principal Occupation:         Research Professor of Diplomacy

Name:                         Viscount Etienne Davignon (Director)
Citizenship:                  Belgian
Business Address:             30 Rue Royale, B-1000
                              Brussels, Belgium
Principal Occupation:         Chairman, Societe Generale de Belgique (Bank)

Name:                         E. P. Gush (Director)
Citizenship:                  South African
Business Address:             44 Main Street, Johannesburg, 2001
                              Republic of South Africa
Principal Occupation:         Executive Director and Deputy Chairman, AAC,
                              Director, De Beers and Centenary

Name:                         M. W. King (Director)
Citizenship:                  South African
Business Address:             44 Main Street, Johannesburg,  2001
                              Republic of South Africa
Principal Occupation:         Executive Director and Finance Division Head, AAC

Name:                         J. E. Oppenheimer (Director)
Citizenship:                  German & Brazilian
Business Address:             Av Pedro de Valdivia 295
                              Santiago, Chile
Principal Occupation:         Director and Executive Vice President and Director
                              of Empresa Minera de Mantos Blancos S.A. (Producer of copper & silver)

Name:                         N. F. Oppenheimer (Director)
Citizenship:                  South African
Business Address:             44 Main Street, Johannesburg, 2001
                              Republic of South Africa
Principal Occupation:         Director and Deputy Chairman, De Beers, Centenary,
                              Deputy Chairman and Executive Director, AAC,
                              Chairman, Amgold

                                                             Page 34 of 51 Pages


Name:                         G. W. H. Rellv (Director)
Citizenship:                  South African
Business Address:             44 Main Street, Johannesburg, 2001,
                              Republic of South Africa
Principal Occupation:         Executive Director, AAC; Director, De Beers
                              & Centenary

Name:                         R. F. Richards (Director)
Citizenship:                  United States of America
Business Address:             250 Park Avenue
                              New York, NY 10177
                              U.S.A.
Principal Occupation:         Retired

Name:                         C. E. Ritchie (Director)
Citizenship:                  Canadian
Business Address:             44 King Street West
                              Toronto, Ontario M5H 1E2
Principal Occupation:         Corporate Director, Bank of Nova Scotia
                              (Commercial bank)

Name:                         H-J. Schreiber (Director)
Citizenship:                  German
Business Address:             Bestor Investers Ltd.
                              10, Collyer Quay
                              11-01, Ocean Bldg.
                              Singapore 0104
Principal Occupation:         Chairman, Bestor Investers Pte. Ltd. (Consulting
                              firm)

Name:                         O. R. Smith (Director)
Citizenship:                  United States of America
Business Address:             101 Wood Avenue
                              Iselin, New Jersey 08830-0770, U.S.A.
Principal Occupation:         Chairman and Chief Executive Officer of Engelhard
                              Corporation

Name:                         T C. A. Wadeson (Director)
Citizenship:                  British
Business Address:             44 Main Street, Johannesburg, 2001,
                              Republic of South Africa
Principal Occupation:         Group Technical Director, AAC

Name:                         P. S. Wilmot-Sitwell (Director)
Citizenship:                  British
Business Address:             40 Holborn Viaduct
                              London, England EC 1C1N 2PQ
Principal Occupation:         Chairman, Mercury World Mining Trust

                                                             Page 35 of 51 Pages

Name:                         G. S. Young (Executive Director)
Citizenship:                  South African
Business Address:             Praca de Republica, 497-8 andar,
                              01045 - San Paulo - SP, Brazil
Principal Occupation:         Executive Director, Minorco

Name:                         N. Jordan (Secretary)
Citizenship:                  British
Business Address:             9 rue Sainte Zithe
                              L-2763 Luxembourg City, Luxembourg
Principal Occupation:         Secretary, Minorco

Name:                         R.A. Aston (Controller)
Citizenship:                  British
Business Address:             9 rue Sainte Zithe
                              L-2763 Luxembourg City, Luxembourg
Principal Occupation:         Controller, Minorco

Name:                         A. R. Attwood (Treasurer)
Citizenship:                  British
Business Address:             9 rue Sainte Zithe
                              L-2763 Luxembourg City, Luxembourg
Principal Occupation:         Treasurer, Minorco

Name:                         D. A. Turner (Vice President, Financial Planning)
Citizenship:                  British
Business Address:             9 Rue Sainte Zithe
                              L-2763 Luxembourg City, Luxembourg
Principal Occupation:         Vice President, Financial Planning, Minorco

Name:                         M. J. Gordon (Senior Vice President,
                              Corporate Finance)
Citizenship:                  British
Business Address:             40 Holborn Viaduct
                              London, England EC1N 2PQ
Principal Occupation:         Senior Vice President, Corporate Finance, Minorco

Name:                         R. S. Robertson (Senior Vice President)
Citizenship:                  British
Business Address:             40 Holborn Viaduct
                              London, England EC1N 2PQ
Principal Occupation:         Senior Vice President, Minorco and Alternate
                              Director
                              AAC

                                                             Page 36 of 51 Pages

VIII. The following table sets forth certain information concerning each of the Directors and Officers of Taurus Investments.

The following list sets forth the names of certain Directors and Officers of Taurus and the sections of this Annex "A" in which other information concerning them is set out, to which sections reference is hereby made:

D.E. FISHER                   (Director)                          SECTION IV
N. JORDAN                     (Director and Secretary)            SECTION VII
A.W. LEA                      (Director)                          SECTION IV
D.A. TURNER                   (Director)                          SECTION VII

                                                             Page 37 of 51 Pages


IX. The following table sets forth certain information concerning each of the Directors and Officers of Taurus International.

The following list sets forth the names of certain Directors and Officers of Taurus International and the sections of this Annex "A" in which other information concerning them is set out, to which sections reference is hereby made:

D. E. FISHER                  (Director)                          SECTION IV
N. JORDAN                     (Director and Secretary)            SECTION VII
D. A. TURNER                  (Director)                          SECTION VII

                                                             Page 38 of 51 Pages


X. The following table sets forth certain information concerning each of the Executive Directors, Directors, Alternate Directors and other Officers of AAC.

The following list sets forth the names of certain Executive Directors, Directors, Alternate Directors and Officers of AAC and the sections of this Annex "A" in which other information concerning them is set out, to which sections reference is hereby made:

P. C. D. BURNELL              (Director)                          SECTION VII
E. P. GUSH                    (Executive Director and
                              Deputy Chairman)                    SECTION VII
M. W. KING                    (Executive Director)                SECTION VII
A. W. LEA                     (Director)                          SECTION IV
N. F. OPPENHEIMER             (Deputy Chairman and
                              Executive Director)                 SECTION VII
G. W. H. RELLY                (Executive Director)                SECTION VII
R S. ROBERTSON                (Alternate Director)                SECTION VII
H. R. SLACK                   (Director)                          SECTION IV
J. OGILVIE THOMPSON           (Chairman and Executive
                              Director)                           SECTION VII
T. C. A. WADESON              (Group Technical Director)          SECTION VII
G. S. YOUNG                   (Executive Director)                SECTION VII


Name:                         B. Ainsley (Alternate Director)
Citizenship:                  British
Business Address              44 Main Street, Johannesburg, 2001,
                              Republic of South Africa
Principal Occupation:         Alternate Director and Manager - Operations,
                              Diamond Services Division, AAC

Name:                         P. M. Baum (Alternate Director)
Citizenship:                  South African
Business Address:             44 Main Street, Johannesburg, 2001,
                              Republic of South Africa
Principal Occupation:         Alternate Director and Secretary to Executive
                              Committee, AAC

Name:                         W. G. Boustred (Executive Director and
                              Deputy Chairman)
Citizenship:                  South African
Business Address:             44 Main Street, Johannesburg, 2001,
                              Republic of South Africa
Principal Occupation:         Executive Director and Deputy Chairman, AAC,
                              Director and Chairman, Anglo American Industrial
                              Corporation Limited (Industrial holding company)
                              ("Amic") and Director Anglo American Coal
                              Corporation Limited (Coal mining, treatment and marketing company) ("Amcoal")

                                                             Page 39 of 51 Pages

Name:                         L. Boyd (Executive Director)
Citizenship:                  South African
Business Address:             44 Main Street, Johannesburg, 2001,
                              Republic of South Africa
Principal Occupation:         Executive Director and Deputy Chairman, AAC and
                              Director and Chairman, Amic

Name:                         H. M. Brown (Alternate Director)
Citizenship:                  South African
Business Address:             44 Main Street, Johannesburg, 2001,
                              Republic of South Africa
Principal Occupation:         Alternate Director and Consulting Engineer,
                              AAC

Name:                         A. H. Calver (Alternate Director and Deputy
                              Technical Director)
Citizenship:                  British
Business Address:             44 Main Street, Johannesburg, 2001,
                              Republic of South Africa
Principal Occupation:         Deputy Technical Director, Engineering

Name:                         J. W. Campbell (Executive Director)
Citizenship:                  British
Business Address:             44 Main Street, Johannesburg, 2001,
                              Republic of South Africa
Principal Occupation:         Managing Director, De Beers Industrial Diamond
                              Division (Pty) Limited (Diamond trading company),
                              Director and Deputy Chairman, Amcoal

Name:                         G. A. Chalmers (Group Accountant)
Citizenship:                  South African
Business Address:             44 Main Street, Johannesburg, 2001,
                              Republic of South Africa
Principal Occupation:         Group Accountant, AAC

Name:                         T. N. Chapman (Director)
Citizenship:                  South African
Business Address:             Great Westerford, Rondebosch, 7700,
                              Republic of South Africa
Principal Occupation:         Director, Chief Executive and Chairman of The
                              Southern Life Association Limited (Life insurance company)

Name:                         R. M. Crawford (Alternate Director and Manager)
Citizenship:                  South African
Business Address:             44 Main Street, Johannesburg, 2001,
                              Republic of South Africa
Principal Occupation:         Alternate Director and Manager, Diamond Services
                              Division, AAC and Director of De Beers
                              Consolidated

                                                             Page 40 of 51 Pages


                              Mines Limited ("De Beers") and De Beers Centenary AG ("Centenary")

Name:                         A. D. Deuchar (Executive Director and Deputy
                              Technical Director - Metallurgy)
Citizenship:                  Australian
Business Address:             44 Main Street, Johannesburg, 2001,
                              Republic of South Africa
Principal Occupation:         Executive Director and Deputy Technical Director
                              Metallurgy, AAC

Name:                         J. F. Drysdale (Alternate Director and Manager)
Citizenship:                  British
Business Address:             44 Main Street, Johannesburg, 2001,
                              Republic of South Africa
Principal Occupation:         Alternate Director

Name:                         R. Edwards (Alternate Director)
Citizenship:                  British
Business Address:             44 Main Street, Johannesburg, 2001,
                              Republic of South Africa
Principal Occupation:         Alternate Director and Manager - Geology, Diamond
                              Services Division, AAC

Name:                         C. T. Elphick (Director)
Citizenship:                  South African
Business Address:             44 Main Street, Johannesburg, 2001,
                              Republic of South Africa
Principal Occupation:         Director, AAC and Director, E. Oppenheimer & Son
                              (Pty) Ltd (Investment holding company)

Name:                         D. M. L. Farrv (Assistant Secretary)
Citizenship:                  South African
Business Address:             44 Main Street, Johannesburg, 2001,
                              Republic of South Africa
Principal Occupation:         Assistant Secretary, AAC

Name:                         R. M. Godsell (Executive Director)
Citizenship:                  South African
Business Address:             44 Main Street, Johannesburg, 2001,
                              Republic of South Africa
Principal Occupation:         Executive Director, AAC, Chairman and Chief
                              Executive, Gold and Uranium Division AAC and
                              Director, Amgold

Name:                         R. A. A. Gower (Alternate Director)
Citizenship:                  South African

                                                             Page 41 of 51 Pages

Business Address:             CDM Centre, 10 Bulow Street
                              Windhoek, 9000 Namibia
Principal Occupation:         Alternate Director, AAC

Name:                         R. A. Hambro (Alternate Director)
Citizenship:                  British
Business Address:             J O Hambro & Company, Ltd.
                              30 Queen Anne's Gate
                              London SW1H 9AL, England
Principal Occupation:         Investment Bankers Director, J O Hambro & Company,
                              Limited (Investment banking firm)

Name:                         R. N. Hambro (Director)
Citizenship:                  British
Business Address:             J O Hambro & Company, Ltd.
                              30 Queen Anne's Gate
                              London SW1H 9AL, England
Principal Occupation:         Investment Bankers Director, J O Hambro & Company,
                              Limited (Investment banking firm)

Name:                         J. B. Hawthorne (Alternate Director and Deputy
                              Technical Director, Geology)
Citizenship:                  South African
Business Address:             44 Main Street, Johannesburg, 2001,
                              Republic of South Africa
Principal Occupation:         Deputy Technical Director - Geology, AAC

                                                             Page 42 of 51 Pages

Name:                         M. J. Henrey (Alternate Director)
Citizenship:                  South African
Business Address:             44 Main Street, Johannesburg, 2001,
                              Republic of South Africa
Principal Occupation:         Director of E. Oppenheimer and Son (Pty) Limited
                              (Investment holding firm)

Name:                         G. M. Holford (Alternate Director)
Citizenship:                  South African
Business Address:             44 Main Street, Johannesburg, 2001,
                              Republic of South Africa
Principal Occupation:         Finance Manager, Financial Management and
                              Consulting Services, AAC

Name:                         J. A . Holmes (Director)
Citizenship:                  British
Business Address:             44 Main Street, Johannesburg, 2001,
                              Republic of South Africa
Principal Occupation:         Director, AAC

Name:                         K. M. Hosking (Alternate Director)
Citizenship:                  South African
Business Address:             44 Main Street, Johannesburg, 2001,
                              Republic of South Africa
Principal Occupation:         Managing Director, Anglo American Farms Limited
                              (Farming company).

Name:                         J. C. L. Keswick (Director)
Citizenship:                  United Kingdom
Business Address:             41 Tower Hill
                              London EC3N 4HA, England
Principal Occupation:         Director and Chairman Hambros Bank Limited,
                              Director De Beers Consolidated, Director, De Beers and Centenary

Name:                         N. J. Keys (Alternate Director)
Citizenship:                  Australian
Business Address:             44 Main Street, Johannesburg, 2001,
                              Republic of South Africa
Principal Occupation:         Projects Director, New Mining Business Division,
                              AAC

Name:                         R. P. Lander (Executive Director)
Citizenship:                  Zimbabwean
Business Address:             70 Samora Machel Avenue
                              Harare C.4, Zimbabwe
Principal Occupation:         Chief Executive, Anglo American Corporation
                              Services Limited (Finance, investment and administration company)

                                                             Page 43 of 51 Pages

Name:                         G. G. L. Leissner (Alternate Director)
Citizenship:                  South African
Business Address:             First Floor, 11 Diagonal Street,
                              Johannesburg, 2001,
                              Republic of South Africa
Principal Occupation:         Managing Director, Anglo American Property
                              Services (Proprietary) Limited (Property development and administration company); Director and Chairman of Anglo American Properties Limited
                              (Property investment company)

Name:                         C. L. Maltby (Secretary)
Citizenship:                  South African
Business Address:             44 Main Street, Johannesburg, 2001,
                              Republic of South Africa
Principal Occupation:         Secretary, AAC

Name:                         N. Mayer (Alternate Director)
Citizenship:                  South African
Business Address:             44 Main Street, Johannesburg, 2001,
                              Republic of South Africa
Principal Occupation:         Managing Director, Gold and Uranium Division, AAC

Name:                         R.G. Mills (Alternate Director)
Citizenship:                  South African
Business Address:             44 Main Street, Johannesburg, 2001,
                              Republic of South Africa
Principal Occupation:         Alternate Director and Deputy Technical Director -
                              Mining, AAC

Name:                         M. C. O'Dowd (Executive Director)
Citizenship:                  South African
Business Address:             44 Main Street, Johannesburg, 2001,
                              Republic of South Africa
Principal Occupation:         Executive Director, AAC and Chairman of the
                              Chairman's Fund, (Community development and education organization)

Name:                         A. E. Oppenheimer (Director)
Citizenship:                  British
Business Address:             17 Charterhouse Street
                              London EC 1N 6RA, England
Principal Occupation:         Director and Deputy Chairman, The Diamond Trading
                              Company (Pty) Limited (Diamond trading company),
                              Director, De Beers and Centenary

Name:                         G. R Pardoe (Alternate Director)

                                                             Page 44 of 51 Pages

Citizenship:                  South African
Business Address:             44 Main Street, Johannesburg, 2001,
                              Republic of South Africa
Principal Occupation:         Alternate Director and Financial Director, Anglo
                              American Industrial Corporation Limited ("AMIC")
                              (industrial holding company)

Name:                         G. M. Ralfe (Director)
Citizenship:                  South African
Business Address:             17 Charterhouse Street
                              London EC 1N 6RA England
Principal Occupation:         Director, The Diamond Trading Co. (Pty) Limited
                              (Diamond trading company); Director, De Beers and
                              Centenary

Name:                         D. Rankin (Executive Director)
Citizenship:                  South African
Business Address:             44 Main Street, Johannesburg, 2001,
                              Republic of South Africa
Principal Occupation:         Chairman, Amcoal

Name:                         C. J. Saunders (Director)
Citizenship:                  South African
Business Address:             The Tongaat-Hulett Group Ltd., Main Avenue,
                              Maidstone, 4380, Republic of South Africa
Principal Occupation:         Executive Chairman, The Tongaat-Hulett Group
                              Limited (Industrial processing company), Director,
                              Amic

Name:                         M. W. Spicer (Alternate Director)
Citizenship:                  South African
Business Address:             44 Main Street, Johannesburg, 2001,
                              Republic of South Africa
Principal Occupation:         Public Affairs Consultant, AAC

Name:                         C. L. Sunter (Executive Director)
Citizenship:                  British
Business Address:             44 Main Street, Johannesburg, 2001,
                              Republic of South Africa
Principal Occupation:         Chairman, Corporate Affairs, AAC and Director,
                              Amgold

Name:                         A. J. Trahar (Executive Director)
Citizenship:                  South African
Business Address:             44 Main Street, Johannesburg, 2001,
                              Republic of South Africa
Principal Occupation:         Director and Deputy Chairman, Amic; Executive
                              Chairman,

                                                             Page 45 of 51 Pages


                              Mondi Limited (Paper manufacturer)

Name:                         D. J. van Jaarsveld (Alternate Director)
Citizenship:                  South African
Business Address:             44 Main Street, Johannesburg, 2001,
                              Republic of South Africa
Principal Occupation:         Manager - International, Diamond Services
                              Division, AAC

Name:                         K. H. Williams (Alternate Director)
Citizenship:                  South African
Business Address:             44 Main Street, Johannesburg, 2001,
                              Republic of South Africa
Principal Occupation:         Director-Marketing, Gold and Uranium Division, AAC
                              and Director, Amgold

Name:                         C. W. P. Yates (Alternate Director)
Citizenship:                  British
Business Address:             44 Main Street, Johannesburg, 2001,
                              Republic of South Africa
Principal Occupation:         Alternate Director and Finance Manager, Corporate
                              and International Finance Department, AAC

                                                             Page 46 of 51 Pages

XI. The following table sets forth certain information concerning each of the Directors and other Officers of Centenary.

The following list sets forth the names of the Chairman and certain Directors of Centenary and the sections of this Annex "A" in which other information concerning them is set out, to which sections reference is hereby made:


J. OGILVIE THOMPSON           (Director and Chairman)             SECTION VII
N. F. OPPPENHEIMER            (Director and Deputy Chairman)      SECTION VII
J. W. CAMPBELL                (Director)                          SECTION X
R M. CRAWFORD                 (Director)                          SECTION X
E. P. GUSH                    (Director)                          SECTION VII
A. E. OPPENHEIMER             (Director and President)            SECTION X
G. W. H. RELLY                (Director)                          SECTION VII
G. M. RALFE                   (Director)                          SECTION X

Name:                         J. A. Barbour (Director)
Citizenship:                  British
Business Address:             17 Charterhouse Street
                              London EC 1N 6RA, England
Principal Occupation:         Director, De Beers Consolidated Mines Limited
                              ("De Beers") and Director, Centenary

Name:                         G. F. H. Burne (Director)
Citizenship:                  British
Business Address:             17 Charterhouse Street
                              London, England EC 1N 6RA
Principal Occupation:         Member of the Executive Committee, The Central
                              Selling Organization

Name:                         T. W. H. Capon (Director)
Citizenship:                  British
Business Address:             17 Charterhouse Street
                              London EC 1N 6RA, England
Principal Occupation:         Member of the Executive Committee, The Central
                              Selling Organization

Name:                         J. C. L. Keswick (Director)
Citizenship:                  British
Business Address:             41 Tower Hill
                              London, England EC3N 4HA
Principal Occupation:         Chairman of Hambros Bank Ltd.

                                                             Page 47 of 51 Pages


Name:                         L. A. Lincoln (Director)
Citizenship:                  South African
Business Address:             Langensandstrasse 27
                              CH 6000 Lucerne 14
                              Switzerland
Principal Occupation:         Director, De Beers and Centenary


Name:                         B. Marole (Director)
Citizenship:                  Motswana
Business Address:             Private Bag 0018, Gaborone,
                              Botswana
Principal Occupation:         Permanent Secretary, Ministry of Mineral Resources
                              and Water Affairs, Botswana

Name:                         O. K. Matambo (Director)
Citizenship:                  Motswana
Business Address:             Private Bag 008, Gaborone,
                              Botswana
Principal Occupation:         Permanent Secretary, Ministry of Finance and
                              Development Planning, Botswana

Name:                         J. P. Pudnev (Director)
Citizenship:                  British
Business Address:             17 Charterhouse Street, London,
                              England EC1N 6RA
Principal Occupation:         Member of Executive Committee, The Central Selling
                              Organization

                                                             Page 48 of 51 Pages

XII. The following table sets forth certain information concerning each of the Directors and other Officers of De Beers.

The following list sets forth the names of the Chairman and certain Directors of De Beers and the sections of this Annex A, to which sections reference is hereby made:

J. OGILVIE THOMPSON           (Director and Chairman)             SECTION VII
N. F. OPPENHEIMER             (Director and Deputy Chairman)      SECTION VII
J. A. BARBOUR                 (Director)                          SECTION XI
G. F. H. BURNE                (Director)                          SECTION XI
J. W. CAMPBELL                (Director)                          SECTION X
T. W. H. CAPON                (Director)                          SECTION XI
R M. CRAWFORD                 (Director)                          SECTION X
E. P. GUSH                    (Director)                          SECTION VII
J. C. L. KESWICK              (Director)                          SECTION XI
L. A. LINCOLN                 (Director)                          SECTION XI
B. MAROLE                     (Director)                          SECTION XI
O. K. MATAMBO                 (Director)                          SECTION XI
A. E. OPPENHEIMER             (Director)                          SECTION X
J. P. PUDNEY                  (Director)                          SECTION XI
G. M. RALFE                   (Director)                          SECTION X
G. W. H. RELLY                (Director)                          SECTION VII

                                                             Page 49 of 51 Pages

                                    ANNEX B

       CERTAIN INFORMATION WITH RESPECT TO TRANSACTIONS IN SENIOR UNITS


The following purchases of Senior Units were made by Merrill Lynch, Pierce, Fenner & Smith Inc. on the dates indicated on behalf of Terra Capital. All such purchases were made on the New York Stock Exchange.


Trade Date           Number of Senior Units           Price per Senior Unit
----------           ----------------------           ---------------------
6/22/95                      10,000                          $28.875
6/26/95                     115,000                          $29.00
8/21/95                     229,200                          $29.875
8/23/95                      82,500                          $29.875
8/24/95                      50,000                          $29.875
8/25/95                      80,000                          $29.875
8/30/95                     408,200                          $29.875


                                                             Page 50 of 51 Pages


                       AGREEMENT CONCERNING JOINT FILING
                                OF SCHEDULE 13D


The undersigned agree as follows:

     (i) each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

     (ii) each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.

Dated: October 1, 1996

                                        TERRA NITROGEN CORPORATION

                                        By  /s/  George H. Valentine

                                        Its Vice President and General Counsel




                                        TERRA CAPITAL, INC.

                                        By  /s/  George H. Valentine

                                        Its Vice President and Corporate
                                            Secretary




                                        TERRA CAPITAL HOLDINGS, INC.

                                        By  /s/  George H. Valentine

                                        Its Vice President and Corporate
                                            Secretary




                                        TERRA INDUSTRIES INC.

                                        By  /s/  George H. Valentine

                                        Its Senior Vice President, General
                                            Counsel and Corporate Secretary

                                                             Page 51 of 51 Pages


                                        TAURUS INTERNATIONAL S.A.

                                        By  /s/  Nick Jordon

                                        Its Secretary




                                        TAURUS INVESTMENTS S.A.

                                        By  /s/  Nick Jordon

                                        Its Secretary




                                        MINORCO (U.S.A.) INC.

                                        By  /s/  Ben Keisler

                                        Its Vice President, General Counsel
                                            and Secretary




                                        MINORCO

                                        By  /s/  Nick Jordon

                                        Its Secretary